UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Casual Male Retail Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
148711302
(CUSIP Number)
July 1, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD control number.
SEC 1745 (3-06)

CUSIP No.	148711302

1	NAMES OF REPORTING PERSONS Glenhill Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,464,641

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,464,641

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,464,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	148711302

1	NAMES OF REPORTING PERSONS Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,464,641

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,464,641

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,464,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	148711302

1	NAMES OF REPORTING PERSONS Glenhill Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,464,641

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,464,641

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,464,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	148711302

1	NAMES OF REPORTING PERSONS Glenhill Capital Overseas Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,258,100

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,258,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,258,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1(a). Name of Issuer:
Casual Male Retail Group, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
555 Turnpike Street Canton, MA 02021
Item 2(a). Name of Person Filing:
Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC and Glenhill Capital Overseas Master Fund, LP.

Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the Issuer, and sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP, a security holder of the Issuer.

Pursuant to an internal restructuring (the “Restructuring”) effective July 1, 2011, Glenhill Capital LP transferred all of the shares of Common Stock of the Issuer held by it to Glenhill Capital Overseas Master Fund, LP. Accordingly, as of July 1, 2011, Glenhill Capital LP does not beneficially own any shares of the Issuer’s Common Stock as a result of the Restructuring.
Item 2(b). Address of Principal Business Office or, if none, Residence:
156 West 56th Street, 17th Floor New York, NY 10019
Item 2(c). Citizenship:
See the response(s) to Item 4 on the attached cover page(s).
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
148711302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:
(a)	Amount Beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of Class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting Person by 48,431,074, the number of shares of common stock issued and outstanding as reported in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on May 31, 2011.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s).
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: July 6, 2011

GLENHILL ADVISORS, LLC

By:	/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By:	GLENHILL CAPITAL OVERSEAS GP, LTD.
General Partner

By:	GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	Managing Member